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
  CREDIT SUISSE SECURITIES (USA) LLC         GOLDMAN SACHS (ASIA) L.L.C.      MERRILL LYNCH, PIERCE, FENNER &
         ELEVEN MADISON AVENUE             68TH FLOOR, CHEUNG KONG CENTER           SMITH INCORPORATED
        NEW YORK, NY 10010-3629                2 QUEEN'S ROAD CENTRAL            4 WORLD FINANCIAL CENTER
             UNITED STATES                            HONG KONG                     250 VESSEY STREET
                                                                                    NEW YORK, NY 10080
                                                                                      UNITED STATES
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December 10, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Yingli Green Energy Holding Company Limited
     Filed on Form F-1
     Registration No. 333-147223

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that we expect to distribute the Preliminary Prospectus, to be dated on or about December 10, 2007, to prospective investors and other relevant parties electronically following the availability of such Preliminary Prospectus.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the U.S. Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5 p.m. EST on Monday, December 10, 2007, or as soon thereafter as practicable.



Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC



By: /s/ Bryce Lee
   -------------------
   Name:  Bryce Lee
   Title: Managing Director

GOLDMAN SACHS (ASIA) L.L.C.


By: /s/ Udhay Furtado
   -------------------
   Name:  Udhay Furtado
   Title: Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By: /s/ Catherine Cai
   -------------------
   Name:  Catherine Cai
   Title: Managing Director

As Representatives of the Prospective
Underwriters